EXHIBIT 99.2

Bylaw Amendment

Section 2 of Article III of the Bylaws shall be amended and restated as follows:

SECTION 2. NUMBER, TENURE AND QUALIFICATIONS. The number of Directors of the Company shall be eight (8). At any regular meeting or at any special meeting called for that purpose, by the affirmative vote of at least a eighty percent (80%) of the Directors then in office, the Board may increase or decrease the number of Directors; provided, that the number thereof shall not be fewer than three (3) nor more than eleven (11); and provided further, that the tenure of office of a Director shall not be affected by any decrease in the number of Directors.